

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

September 27, 2007

Mr. Darwin L. Stump
Chief Accounting Officer
Petroleum Development Corporation
120 Genesis Boulevard
Bridgeport, West Virginia 26330

> **Re:** **Rockies Region 2006 Limited Partnership**
> **Registration Statement on Form 10**
> **Filed August 29, 2007**
> **File No. 0-52787**

Dear Mr. Stump:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10 registration statement will become automatically effective 60 days from the date of the first filing on Edgar. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, the company will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.

2.	We note your disclosure that as a result of your offering in September 2006, you had 2,022 limited and general partners. We also note that as of December 31, 2006, $113,983,278 of total assets were reflected on your audited balance sheet. As a result, you were required to register the units within 120 days after your fiscal year end. See Section 12(g)(1) of the Securities Exchange Act of 1934. Please advise as to why your registration statement was not filed until August 29, 2007.

3.	Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

4.	We refer you to comment 39 regarding the age of the financial statements included in the Form 10. Please update the financial information throughout the filing accordingly.

5.	Consistent with Item 601 of Regulation S-K, please file as exhibits all material contracts. For example, we note that you have not filed any of the charter documents or the limited partnership agreement. Additionally, please file all material contracts executed between the company and Petroleum Development Corporation.

6.	Please update your disclosure throughout to the most recent practicable date with each amendment. For example, update the status of your respective drilling operations.

7.	We note your disclosure regarding the material weakness with respect to your internal controls and the ineffectiveness of your disclosure controls and procedures as of the period ended December 31, 2006. Please provide updated disclosure, through the most recent quarter, regarding your controls and procedures. Please disclose if you have instituted any remedial measures to correct the weaknesses identified by your auditors. Identify the recommendations, if any, made by your auditors and disclose the extent to which you have implemented any such recommendations. Please also address whether there is an established timeline for implementing any remedial measures. Finally, provide quantitative information regarding the cost of such remedial actions.

8.	Please eliminate all unnecessary redundancy throughout your filing. For example, the third risk factor on page 10 appears to be the same as the second risk factor on page 9.

Business, page 1

9.	Consistent with the requirements of Item 101(a)(2) of Regulation S-K, please update your disclosure and discuss in reasonably sufficient detail, the company's plan of operations for the remainder of the fiscal year and the first six months of the following fiscal year.

Title to Properties, page 2

10.   You state that you will hold record title in your name to leases, and that Petroleum Development Corporation will assign its interest in the leases to you. Please disclose whether you may be subject to the claims of Petroleum Development Corporation's creditors with respect to any such leases. Also, provide a cross reference to the more detailed discussion on page 22 regarding the assigned lease interests that the partnership holds.

Insurance, page 5

11.   Given your operations in North Dakota, revise your disclosure to indicate the material impact, if any, resulting from the fact that Petroleum Development Corporation does not maintain worker's compensation insurance in compliance with the laws of North Dakota.

Risk Factors, page 8

12.   Please revise or delete the second sentence of the introduction to eliminate the suggestion that you have not included all material risks.

13.   Throughout this section, rather than state you "cannot predict" or there is "no assurance" of a particular outcome, simply state the risk plainly and directly.

14.   Please delete any language that serves to mitigate or qualify the risk that you are highlighting, such as the last sentence in the first risk factor on page 8 and the last sentence in the last risk factor on page 13.

15.   Please revise to group similar risks together. For example, group the risks associated with the operation of your business separately from risks associated with ownership of the limited partnership units.

16.   Tailor your risk factor disclosure so that you disclose risks that are particularly relevant to your business and operations. For example, in the first risk factor on page 8, discuss the dry hole costs and impairment losses associated with your drilling operations to date. Moreover, given the partnership's intent to engage Petroleum Development Corporation to perform recompletions of properties drilled by the partnership, discuss the risks associated with unsuccessful recompletions.

17.   Please revise those subcaptions that do not adequately describe the risks discussed. For example, the subcaption for the last risk factor on page 13 should

be revised to reference the risk that investors are unable to review the financial statements of the various limited partnerships as a source of additional information they can use in their evaluation of their investment in your partnership units. Also, please revise your disclosure so that you provide a subcaption for each risk factor presented. In this regard, it appears that you omitted a subcaption related to the risks disclosed on page 14.

18.   The risk on page 14 associated with the material weakness in internal controls and the ineffectiveness of disclosure controls and procedures identified with respect to the partnership should be disaggregated from the risk factor disclosure regarding the weaknesses reported by Petroleum Development Corporation. Moreover, supplement your disclosure to highlight the consequences to investors resulting from each of the identified weaknesses and the conclusions regarding the ineffectiveness of disclosure controls and procedures with respect to each of the partnership and Petroleum Development Corporation. To the extent discernible, quantify the cost associated with the errors identified and any remedial actions that have been or will be taken to correct the weaknesses.

The Partnership may retain Partnership revenues…, page 9

19.   We note your disclosure on page 1 that the wells reflected in the table are the only wells to be drilled by you since all of the funds raised in the offering have been utilized. Please update the risk factor to reflect the fact that all funds raised have been utilized and to describe any resulting risks.

The Partnership and other partnerships…, page 10

20.   We note your reference on page 10 to the 74 limited partnerships that Petroleum Development Corporation has organized in previous programs for which it manages the affairs, and your reference on page 24 to the 76 limited partnerships formed in the current and previous programs for which Petroleum Development manages the affairs. Please revise your disclosure to address this inconsistency.

The Managing General Partner may not have sufficient funds…, page 11

21.   It would appear that there are two separate risks disclosed under this heading. Disaggregate the separate risks relating to the managing general partner's inability to pay for your obligations and its inability to pay to repurchase investor units.

Environmental hazards involved in drilling natural gas and oil wells…, page 12

22.   If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We may have additional comments.

A Colorado lawsuit against PDC…, page 13

23.   We note your disclosure that many of the subject properties include working interests owned by partnerships of which Petroleum Development Corporation is the managing partner. Please clarify whether working interests owned by you are subject to the lawsuit. If not, please describe how the lawsuit and related risks affect you. In addition, please update the disclosure provided to the latest practicable date, or provide a cross-reference to such updated information provided elsewhere in your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

24.   You are not currently subject to the reporting requirements of Exchange Act Sections 13(a) or 15(d). Therefore, the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply. If you retain this section, please revise it to eliminate (1) references to Section 27A of the Securities Act of 1933, (2) references to Section 21E of the Securities Exchange Act of 1934, and (3) any suggestion that the statements to which you refer are "forward looking statements" within the meaning of federal securities law. We refer you to Exchange Act Section 21E in general and Section 21E(a)(1) in particular.

Liquidity and Capital Resources, page 18

25.   Please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. For example, please describe the effect that uncertainties relating to natural gas and oil prices would have on your liquidity. See Item 303 of Regulation S-K. We note your disclosure that operations are expected to be conducted with available funds and revenues generated from oil and gas production activities, as well as your disclosure earlier in this section that your future revenues from oil and natural gas sales will be affected by changes in prices.

26.   Please describe the effect on your liquidity caused by Petroleum Development Corporation's practice of deducting operating expenses from the production revenue for the corresponding period and deferring the collection of operating expenses to future periods when revenues are insufficient to render full payment.

Properties, page 21

Oil and Gas Reserves, page 22

27.   We note that you disclose that your proved oil and gas reserves were estimated by an independent petroleum engineer, as provided for under the partnership

agreement. However, you did not identify the independent petroleum engineer (expert) in your disclosure. We also note that you made a similar disclosure pertaining to this independent estimate in Note 8 to your financial statements, on page F-17 of your filing. Please confirm to us that you obtained permission from the independent petroleum engineer to refer to such expert assistance and, if so, amend your filing to properly identify the independent petroleum engineer in your disclosures.

Security Ownership of Certain Beneficial Owners and Management, page 23

28.   Please update this table to reflect information as of the most recent practicable date. In addition, the security holdings presented in the table and the total shares of Petroleum Development Corporation's common stock outstanding should be presented as of the same date. Please also revise footnote 14 so that the information provided does not exclude shares subject to options exercisable within 60 days.

Directors and Executive Officers, page 24

Petroleum Development Corporation, page 25

29.   Please indicate all positions and offices held by each executive officer of Petroleum Development Corporation as of the date of your amendment. For example, we note your disclosure on page 25 that two individuals are serving as chief financial officer. In addition, please disclose the amount of time that each named individual has devoted and will devote to your operations to the extent known or readily determinable. We also note gaps or ambiguities in the biographical sketches provided. Please revise to provide a complete five-year employment history of each officer and director (including an identification of the principal business of any corporation or other organization in which such occupations and employment were carried on).

Executive Compensation, page 27

30.   Further supplement your disclosure and clarify that the partnership has no employees of its own and will not directly reimburse any of the executive officers or directors of the managing general partner. To the extent any portion of the management fee the partnership pays to the managing general partner will be used to pay for compensation related expenses of directors and officers of Petroleum Development Corporation, revise to state this fact.

Certain Relationships and Related Transactions, and Director Independence, page 27

Compensation to the Managing General Partner and Affiliates, page 27

31.   Revise the discussion in this section to completely address all of the applicable disclosure requirements specified in Item 404(a) of Regulation S-K, including disclosure regarding each of the items listed in the table on pages 27-28. In this regard, please provide quantitative disclosure regarding the dollar cost to the partnership in its transactions with the managing general partner and any other affiliated parties.

32.   Please disclose who is responsible for approving related party transactions. Further, in this regard, describe the policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 404(b) of Regulation S-K. The description must include the material features of these policies and procedures that are necessary to understand them. Also, identify any transactions required to be reported pursuant to Item 404(a) of Regulation S-K where the policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed. Finally, to the extent that no such procedures or policies were in place at the time of the referenced transactions, revise to make this clear. See Item 404(b) of Regulation S-K.

33.   Please disclose all material terms of the executive drilling program. For example, supplement your disclosure by identifying by name, all executive officers who are eligible to participate in the program, regardless of whether the officer actually participated as of the fiscal year ended December 31, 2006. Describe more fully how the officers may profit from participation from such program and specify whether any of the properties in which the partnership has an assigned lease interest are amongst the properties that comprise the drilling program.

Cash Distribution Policy, page 30

34.   Please provide a clear definition of what Petroleum Development Corporation considers to be "sufficient cash available for distribution." For instance, if it is cash generated from your business in excess of the amount your general partner determines is necessary or appropriate to provide for the conduct of your business, to comply with applicable law, to comply with any debt instruments or other agreements or to provide for future distributions to your unitholders, so state.

Legal Proceedings, page 30

35.   If the Colorado lawsuit described on page 13 of your filing impacts any of the properties in which you hold an interest, revise to provide the disclosure required by Item 103 of Regulation S-K.

Recent Sales of Unregistered Securities, page 34

36.   Consistent with the requirements of Item 701 of Regulation S-K, please disclose (or cross-reference such disclosure provided elsewhere in your filing) the title and amount of securities sold, the aggregate offering price, and aggregate commissions.

Description of Registrant's Securities to be Registered, page 34

37.   Please describe in greater detail the provision in the partnership agreement that allows the additional general partners and the limited partners to request that the managing general partner repurchase units. For example, the terms of the repurchase obligations as indicated on page F-16 of the notes to the financial statements should be described more fully in this section. Additionally, if there are limited funds available, please provide an explanation of how the managing general partner will allocate its repurchase obligations amongst the partners who are offering their units for repurchase.

Allocations and Distributions, page 36

38.   It appears that your reference to "Item 6" is not correct. Please revise this section to provide the relevant cross-reference.

Financial Statements, page F-1

39.   Since you had been in existence for less than one fiscal year at the time of filing your registration statement on August 29, 2007, you were required to include audited financial statements through at least April 17, 2007, a point that is within 135 days of the date of filing, to comply with Rules 3-01(a), 3-02(a) and 3-04 of Regulation S-X. Please make the necessary audit arrangements. Also, as of the date of filing your registration statement, you were required to include interim financial statements through June 30, 2007 to comply with Rules 3-01(e), 3-02(b) and 3-04 of Regulation S-X. Please amend your filing to include the required audited and unaudited financial statements.

Statement of Operations, page F-5

40.   Please disclose the number of investor partner units used in the calculation of net loss per investor partner unit, as would ordinarily be required under paragraph 40 of SFAS 128.

Notes to Financial Statements, page F-8

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

41.   We note in your disclosure that two customers accounted for 75% and 18% of your total natural gas and oil sales, for the period ended December 31, 2006. Please identify each purchaser that accounts for greater than 10% of your revenues in the Business section to comply with Item 101(c)(vii) of Regulation S-K.

Engineering Comments

General

42.   Please provide us with a copy of your reserve report as of December 31, 2006. Please provide this on electronic media, such as CD-ROM, if possible.   We remind you of the provisions of Rule 12b-4 under the Exchange Act if you want us to return this report when we have completed our review.

Risk Factors, page 8

Information concerning reserves and future net revenue estimates is inherently uncertain, page 12

43.   The statement that reserve estimates are "inherently uncertain" is inconsistent with the requirement that proved reserves reflect reasonable certainty. If you believe a material portion of your reserves are not reasonably certain of being recovered please revise your reserves to disclose only those volumes that you are reasonably certain of being recovered. Otherwise, please revise this risk factor to not imply that your reserve estimates are not reasonably certain of being recovered.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Overview, page 16

44.   You state that Codell recompletions typically increase the production rates and recoverable reserves of these wells. Please tell us if you have included these increased reserves in the volumes of reserves that you report as proved reserves.

Results of Operations, page 16

45.   Please provide us with the details on the property in the Bakken field in North Dakota that resulted in an impairment of over $6 million in 2006. Tell us the basis for the original carrying value of the property. Please provide us with the same information on the Nesson field in North Dakota where you recorded an impairment of $4.7 million.

46.   Please tell us if you include production taxes and transportation expenses in the production costs.

Properties, page 21

47.   Please revise your document to provide the required disclosure including production, reserves, nature of your interest, location and development for your principal fields. See Instruction 3 of Item 102 of Regulation S-K. If properties are of a major significance provide more detailed information and maps. See Instruction 3A and 3B of Item 102 of Regulation S-K.

Oil and Gas Reserves, page 22

48.   Because you report that your reserves were estimated by an independent petroleum engineer, please revise your disclosure to name the independent engineer. Please see Instruction 4B to Item 102 of Regulation S-K.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves (Unaudited), page F-18

49.   Please reconcile for us that you report all your reserves are proved developed but you report almost $16 million of future development costs in the standardized measure of discounted future net cash flows.

Closing Information

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald Delaney at 202-551-3863 or Karl Hiller, Accounting Branch Chief at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to James Murphy, Petroleum Engineer, at 202-551-3703. Please contact Laura Nicholson at 202-551-3584 or Mellissa Duru at 202-551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Murphy
        K. Hiller
        D. Delaney
        M. Duru
        L. Nicholson